Exhibit 99.4

SPROTT ANNOUNCES THIRD QUARTER 2021 RESULTS

TORONTO, ON - November 5, 2021 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and nine months ended September 30, 2021.

Management commentary

"During the third quarter of 2021, Sprott demonstrated the strength of our strategy and continued to deliver strong financial results despite precious metals trading sideways for most of the period," said Peter Grosskopf, CEO of Sprott. “Subsequent to quarter-end, we surpassed $20 billion in AUM, a new historic high for Sprott, reached in large part due to the efforts of our employee team."

"In July we completed the acquisition of Uranium Participation Corp. and launched the Sprott Physical Uranium Trust ("SPUT"), which has grown to $1.6 billion in assets," added Mr. Grosskopf. "In November, subsequent to the end of the third quarter, we announced that we are further expanding our uranium franchise with an agreement to acquire exclusive licensing rights to the index tracked by the North Shore Global Uranium ETF (“URNM”), which has the potential to result in a transaction that could add approximately $900 million in AUM. We believe URNM is a perfect complement to SPUT, which has quickly become the largest and most in-demand physical uranium vehicle in the world."

Financial highlights

Key Assets under Management ("AUM")1 highlights

•	AUM was $19 billion as at September 30, 2021, up $0.5 billion (3%) from June 30, 2021 and up $1.6 billion (9%) from December 31, 2020. On a three and nine months ended basis, we benefited from the Uranium Participation Corporation transaction ("UPC transaction") adding $630 million to our physical trusts. We also benefited from strong inflows to our physical trusts and lending strategies. These increases were partially offset by market value depreciation across most of our fund products. Subsequent to quarter-end, AUM surpassed $20 billion. A new high for the Company.

Key revenue highlights

•	Management fees were $28.6 million in the quarter, up $8.7 million (44%) from the three months ended September 30, 2020 and $76.1 million on a year-to-date basis, up $25.2 million (50%) from the nine months ended September 30, 2020. Carried interest and performance fees were nil in the quarter and $7.9 million on a year-to-date basis, up $7.9 million from the nine months ended September 30, 2020. Net fees[1] were $26.1 million in the quarter, up $7.2 million (38%) from the three months ended September 30, 2020 and $73 million on a year-to-date basis, up $25.2 million (53%) from the nine months ended September 30, 2020. The revenue increases were primarily due to the UPC transaction and higher average AUM from strong net inflows in our exchange listed products segment. We also benefited from strong inflows in our lending and brokerage segments. Additionally, we experienced carried interest crystallization in the first quarter of the year in our lending segment.

•	Commission revenues were $11.3 million in the quarter, up $1.9 million (20%) from the three months ended September 30, 2020 and $31.1 million on a year-to-date basis, up $10.4 million (50%) from the nine months ended September 30, 2020. Net commissions[1] were $5.8 million in the quarter, up $0.1 million (1%) from the three months ended September 30, 2020 and $17 million on a year-to-date basis, up $3.3 million (24%) from the nine months ended September 30, 2020. Despite relatively flat net commissions on a three months ended basis, net commissions were strong on a year-to-date basis due to a combination of commissions earned on strong mining equity origination in our brokerage segment earlier in the year and commissions earned on the purchase of uranium in our exchange listed products segment this quarter.

•	Finance income was $0.6 million in the quarter, down $0.2 million (25%) from the three months ended September 30, 2020 and $2.7 million on a year-to-date basis, up $0.4 million (18%) from the nine months ended September 30, 2020. Our quarterly and year-to-date results are primarily driven by income generation in co-investment positions we hold in LPs managed in our lending segment.

•	Gains on investments were $0.3 million this quarter, down $4.1 million (93%) from the three months ended September 30, 2020 and losses were $1.8 million on a year-to-date basis, compared to gains of $8.2 million in the nine months ended September 30, 2020. Investment gains were realized in the quarter on the monetization of certain digital gold strategies. This was partially offset by unrealized losses on certain co-investments and equity holdings.

Key expense highlights

•	Net compensation[1] was $12.8 million in the quarter, up $0.5 million (4%) from the three months ended September 30, 2020. This compares to net fees and adjusted base EBITDA growth of 38% and 39%, respectively, over the same time period. Net compensation on a year-to-date basis was $35.4 million, up $7.3 million (26%) from the nine months ended September 30, 2020. This compares to net fees and adjusted base EBITDA growth of 53% and 58%, respectively, over the same time period. Net revenues, adjusted base EBITDA and operating margins are key drivers of the company’s compensation program. The company’s compensation ratio (net compensation divided by net fees and net commissions) on a year-to-date basis was 39%, down from 46% in the prior period.

•	SG&A was $3.7 million in the quarter, up $1.2 million (49%) from the three months ended September 30, 2020 and $10.5 million on a year-to-date basis, up $1.7 million (20%) from the nine months ended September 30, 2020. The increase was mainly due to higher insurance, regulatory and technology costs.

Earnings summary

•	Net income was $8.7 million ($0.35 per share) in the quarter, largely unchanged from the three months ended September 30, 2020 and $23 million ($0.92 per share) on a year-to-date basis, up 14%, or $2.8 million ($0.09 per share) from the nine months ended September 30, 2020.

Adjusted base EBITDA1 was $16.7 million ($0.67 per share) in the quarter, up 39%, or $4.7 million ($0.18 per share) from the three months ended September 30, 2020 and $46.4 million ($1.86 per share) on a year-to-date basis, up 58%, or $17 million ($0.66 per share) from the nine months ended September 30, 2020.

On a quarter and year-to-date basis, we benefited from the acquisition of UPC and the subsequent market value appreciation and inflows into those assets. We also benefited from strong inflows into our lending products this quarter, and into our physical silver trust earlier in the year. Finally, we saw very robust mining equity origination activity in the first half of the year, coupled with strong ongoing AUM development in our brokerage segment.

Subsequent events

•	On November 4, 2021, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

1 See “Key performance indicators (non-IFRS financial measures)” section on page 5 of the MD&A

Supplemental financial information

Please refer to the September 30, 2021 interim financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the company's financial position as at September 30, 2021 and the company's financial performance for the three and nine months ended September 30, 2021.

Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Jun. 30, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Sep. 30, 2021	Blended management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	4,736	84	(42)	—	4,778	0.35%
- Physical Gold and Silver Trust	4,183	—	(262)	—	3,921	0.40%
- Physical Silver Trust	3,938	45	(605)	—	3,378	0.45%
- Physical Uranium Trust	—	459	214	630	1,303	0.30%
- Physical Platinum & Palladium Trust	163	5	(40)	—	128	0.50%
- Exchange Traded Funds	368	(1)	(50)	—	317	0.35%
	13,388	592	(785)	630	13,825	0.39%

Managed equities
- Precious metals strategies	2,303	(26)	(260)	—	2,017	0.81%
- Other (4)	362	19	(31)	—	350	0.94%
	2,665	(7)	(291)	—	2,367	0.81%

Lending	959	439	(3)	(12)	1,383	0.89%

Other (5)	1,538	100	(197)	—	1,441	0.89%

Total (6)	18,550	1,124	(1,276)	618	19,016	0.51%

9 months results

(In millions $)	AUM Dec. 31, 2020	Net inflows (1)	Market value changes	Other (2)	AUM Sep. 30, 2021	Blended management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	4,893	276	(391)	—	4,778	0.35%
- Physical Gold and Silver Trust	4,423	(21)	(481)	—	3,921	0.40%
- Physical Silver Trust	2,408	1,697	(727)	—	3,378	0.45%
- Physical Uranium Trust	—	459	214	630	1,303	0.30%
- Physical Platinum & Palladium Trust	127	32	(31)	—	128	0.50%
- Exchange Traded Funds	382	18	(83)	—	317	0.35%
	12,233	2,461	(1,499)	630	13,825	0.39%

Managed equities
- Precious metals strategies	2,479	4	(466)	—	2,017	0.81%
- Other (4)	352	(1)	(1)	—	350	0.94%
	2,831	3	(467)	—	2,367	0.81%

Lending	999	519	(15)	(120)	1,383	0.89%

Other (5)	1,327	256	(142)	—	1,441	0.89%

Total (6)	17,390	3,239	(2,123)	510	19,016	0.51%

(1)	See 'Net inflows' in the key performance indicators (non-IFRS financial measures) section of the MD&A.
(2)	Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3)	Management fee rate represents the net amount received by the Company.
(4)	Includes institutional managed accounts.
(5)	Includes Sprott Korea Corp. and high net worth discretionary managed accounts in the U.S.
(6)	No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Lending funds earn carried interest calculated as a pre-determined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Summary income statements
Management fees	28,612	25,062	22,452	22,032	19,934	15,825	15,125	10,685
Carried interest and performance fees	—	—	7,937	10,075	—	—	—	1,811
less: Carried interest and performance fee payouts	—	126	4,580	5,529	—	—	—	86
less: Trailer fees, sub-advisor fees and other (1)	2,529	1,750	2,084	1,278	1,003	1,006	1,048	1,405
Net fees	26,083	23,186	23,725	25,300	18,931	14,819	14,077	11,005
Commissions	11,273	7,377	12,463	6,761	9,386	6,133	5,179	6,599
less: Commission expense (2)	5,471	3,085	5,542	2,191	3,657	2,048	1,236	2,809
Net Commissions	5,802	4,292	6,921	4,570	5,729	4,085	3,943	3,790
Finance income (3)	567	932	1,248	1,629	757	656	914	2,481
Gain (loss) on investments	310	2,502	(4,652)	(3,089)	4,408	8,142	(4,352)	(1,252)
Other income	529	438	303	949	914	285	113	364
Total net revenues	33,291	31,350	27,545	29,359	30,739	27,987	14,695	16,388

Compensation	18,001	15,452	22,636	20,193	16,280	10,991	10,125	10,269
less: Carried interest and performance fee payouts	—	126	4,580	5,529	—	—	—	86
less: Commission expense and direct payouts	4,981	4,234	6,179	2,788	3,789	2,377	1,870	2,658
less: Severance and new hire accruals	207	293	44	65	210	358	667	157
Net compensation	12,813	10,799	11,833	11,811	12,281	8,256	7,588	7,368
Severance and new hire accruals	207	293	44	65	210	358	667	157
Selling, general and administrative	3,682	3,492	3,351	2,320	2,465	2,944	3,370	2,830
Interest expense	312	260	350	331	320	350	236	269
Depreciation and amortization	1,134	1,165	1,117	1,023	992	1,049	988	1,254
Other expenses (credits)	3,875	876	4,918	4,528	4,154	2,893	(1,081)	2,117
Total expenses	22,023	16,885	21,613	20,078	20,422	15,850	11,768	13,995

Net income	8,718	11,075	3,221	6,720	8,704	10,492	1,062	1,445
Net Income per share	0.35	0.44	0.13	0.27	0.36	0.43	0.04	0.06
Adjusted base EBITDA	16,713	15,050	14,605	14,751	12,024	9,204	8,187	7,441
Adjusted base EBITDA per share	0.67	0.60	0.59	0.60	0.49	0.38	0.33	0.31
Operating margin	52%	52%	51%	51%	47%	49%	43%	38%

Summary balance sheet
Total assets	375,819	361,121	356,986	377,348	358,300	338,931	318,318	324,943
Total liabilities	84,231	64,081	67,015	86,365	81,069	70,818	65,945	53,313

Total AUM	19,016,313	18,550,106	17,073,078	17,390,389	16,259,184	13,893,039	10,734,831	9,252,515
Average AUM	19,090,702	18,343,846	17,188,205	16,719,815	16,705,046	13,216,415	11,007,781	8,932,651

(1) Other includes placement fees, fund operating costs and direct payouts

(2) Certain comparative figures have been reclassified to conform with current year presentation

(3) Finance income includes: (1) co-investment income from lending LP units; (2) ancillary income earned directly or indirectly from lending activities; and (3) interest income from brokerage client accounts

Schedule 3 - EBITDA reconciliation

	3 months ended		9 months ended

(in thousands $)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020

Net income for the periods	8,718	8,704	23,014	20,258
Adjustments:
Interest expense	312	320	922	906
Provision for income taxes	2,550	1,613	8,651	5,123
Depreciation and amortization	1,134	992	3,416	3,029
EBITDA	12,714	11,629	36,003	29,316

Other adjustments:
(Gain) loss on investments (1)	(310)	(4,408)	1,840	(8,198)
Non-cash stock-based compensation	452	871	1,248	1,528
Other expenses (credits) (2)	3,857	3,932	9,913	6,769
Adjusted EBITDA	16,713	12,024	49,004	29,415

Other adjustments:
Carried interest and performance fees	—	—	(7,937)	—
less: Carried interest and performance fee payouts	—	—	4,706	—
less: Trailer, sub-advisor and placement fees	—	—	595	—
Adjusted base EBITDA	16,713	12,024	46,368	29,415
Operating margin (3)	52%	47%	52%	47%

(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $0.2 million severance and new hire accruals for the 3 months ended (3 months ended September 30, 2020 - $0.2 million) and $0.5 million for the 9 months ended (9 months ended September 30, 2020 - $1.2 million). This reconciliation line excludes income attributable to non-controlling interests of $0.2 million for the 3 months ended September 30, 2021 and $0.3 million for the 9 months ended September 30, 2021 (3 and 9 months ended September 30, 2020 - $0.4 million).

(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A conference call and webcast will be held today, November 5,, 2021 at 10:00 am ET to discuss the Company's financial results. To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 3490247 A taped replay of the conference call will be available until Friday, November 12, 2021 by calling (855) 859-2056, reference number 3490247 . The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/is39djmh

 *Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, net compensation and net sales) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For additional information regarding the Company's use of non-IFRS measures, including the calculation of these measures, please refer to the “Non-IFRS Financial Measures” section of the Company's Management's Discussion and Analysis and its annual financial statements available on the Company's website at www.sprott.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Fund Reorganization Information

Subject to the approval of a reorganization by both the Board of Trustees of the Exchange Traded Concepts Trust, of which URNM is a series, and shareholders of URNM, it is anticipated that URNM would be reorganized into a newly created series of the Sprott Funds Trust, the Sprott Uranium Miners ETF, which series will be advised by Sprott Asset Management and sub-advised by ALPS Advisors, Inc. A Registration Statement for the Sprott Uranium Miners ETF has been filed with the SEC but is not yet effective. Information contained therein is subject to completion or amendment. Fund securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.

Investors and shareholders of URNM are urged to carefully read the proxy statement/prospectus to be filed with the SEC in connection with the reorganization in its entirety when it becomes available because it will contain important information about the fund reorganization. The proxy statement/prospectus will not constitute an offer to buy or sell securities in any jurisdiction where such offer or sale is not permitted. Shareholders may obtain a free copy of the proxy statement/prospectus (when it becomes available) at the SEC’s web site at www.sec.gov.

This information shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is also not intended to solicit a proxy from any shareholder of URNM. The solicitation of the purchase or sale of securities or of proxies to effect the fund reorganization will only be made by a definitive proxy statement/prospectus.

Investors should consider a fund’s investment objectives, risks, charges and expenses before investing. The prospectus and the summary prospectus contain this and other information about the fund. To obtain a prospectus or a summary prospectus of a series of the Sprott Funds Trust, contact your financial advisor or download and/or request one at https://sprott.com/investment-strategies/mining-equity-funds/ or call Sprott Asset Management at 888.622.1813; the prospectus and summary prospectus for URNM can be obtained from your financial advisor, by calling 877-URNM-ETF (876-6383), or at https://urnmetf.com/investor-materials. Please read the prospectus and/or summary prospectus carefully before investing. Past performance is no guarantee of future results.

URNM is advised by Exchange Traded Concepts, LLC (“ETC”) and distributed by SEI Investments Distribution Co., FINRA Member, (1 Freedom Valley Drive, Oaks, PA 19456), which is not affiliated with ETC, North Shore Indices, Inc. or any affiliates. Investments in URNM are not insured by the FDIC or any other governmental agency, are subject to risks, including a possible loss of the principal amount invested. ALPS Distributors, Inc. will be the distributor for the Sprott Uranium Miners ETF and is a registered broker-dealer and FINRA Member.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) the potential purchase by Sprott Asset Management LP of assets relating to managing the North Shore Global Uranium Mining ETF (URNM) and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including, without limitation: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended September 30, 2021. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) the potential risk that the transaction and the related fund reorganization will not be approved by the Board of Trustees of Exchange Traded Concepts Trust, by the Board of Trustees of Sprott Funds Trust or by the shareholders of URNM; (xxix) failure to, in a timely manner, or at all, obtain the other necessary approvals for the transaction and related fund reorganization; (xxx) failure of the parties to otherwise satisfy the conditions to complete the transaction and related fund reorganization; (xxxi) the effect of the announcement of the transaction and related transaction on URNM generally and other customary risks associated with transactions of this nature; (xxxii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2021; and (xxxiii) those risks described under the headings "Managing financial risks " and "Managing non-financial risks" in the Company’s MD&A for the period ended September 30, 2021. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and real asset investments. With offices in Toronto, New York, and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com